EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-39647, No. 33-45167, No. 33-46719) of Trimble Navigation Limited of our report dated June 1, 2006, with respect to the statements of net assets available for benefits of Trimble Navigation Savings and Retirement Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Trimble Navigation Savings and Retirement Plan.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 26, 2006